January 25, 2008

VIA EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	GFI Group Inc.
Form 10-K for the fiscal year ended December 31, 2006
File No. 000-51103

Dear Mr. Cash:

This letter sets forth the responses of GFI Group Inc. (the “Company”), a Delaware corporation, to the comment letter (the “Comment Letter”) dated January 10, 2008 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and filed on March 1, 2007 (the “Annual Report”). To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type followed immediately by our response.

Note 2. Summary of Significant Accounting Policies

Analytics and Market Data Revenue Recognition, page 78

1.                                      We have reviewed your response to our prior comment four. Please further clarify for us how you determined that your fees for future updates of software products are considered separate arrangements. In this regard, please tell us if these are specified or unspecified upgrade rights and tell us how the pricing and related fair value of the upgrade right is determined. In addition, please tell us if you offer maintenance, installation, customer training and technical support for your products and, if so, how the related revenue is recognized.

The Company supplementally advises the staff that as further clarification of our analytics and market data revenue recognition, the Company primarily offers its products on a subscription basis. The $18.6 million of analytics and market data revenue for the year ended December 31, 2006 is comprised of approximately $13.9 million from analytics revenue, $4.2 million from market data revenue and $0.6 million from consulting and other services. Of the $13.9 million of analytics revenue, approximately $12.4 million relates to fees for the licensing of software products on a subscription basis. Agreements on a subscription basis usually include customer support, which covers the same period as the subscription period. The Company recognizes the subscription fees on a straight-line basis over the term of the subscription period, which is generally two years. Subscription agreements generally do not include installation, maintenance or training.

In addition, although the Company generally provides licenses on a subscription basis, in the past it also licensed its products by charging an up-front, one-time perpetual licensing fee. These agreements do not provide for a right of return or for other services such as installation, training or support services. The licensing fee was recognized in accordance with SOP 97-2, Software Revenue Recognition, when all of the following criteria were met: persuasive evidence of an arrangement exists, delivery of the product has occurred and no significant implementation obligations remain, the fee is fixed and determinable, and collectibility is probable. These licensing agreements also contain a clause which gives the customer the right to choose whether or not to participate in future unspecified updates when and if they become available for additional fees. Each time there is an upgrade, if the customer chooses not to pay the additional fee, they do not get the upgrade and they may continue to use the product as is. Fees for these future upgrades are considered separate arrangements as the election of whether or not to participate in the upgrade and to pay the related fee is at the discretion of the customer. The update fees are recognized when the customer acknowledges their agreement to participate in the update and delivery occurs. For the year ended December 31, 2006, revenue from update fees was $1.4 million.

The Company further advises the Staff that it will clarify its analytics and market data revenue recognition policy to reflect that the primary analytics revenue stream is subscription basis.

Segment and Geographic Information, page 81

2.                                      We have reviewed your response to our prior comment seven. Based on your representation, we have no further comments on the determination of your operating segments or your aggregation of the U.S. and Europe. However, it is not clear from your response if operating segments that do not meet the quantitative thresholds in paragraph 18 of SFAS 131 are appropriately presented pursuant to paragraphs 17, 19 and 21 of SFAS 131. Please clarify or revise future filings as appropriate.

The Company advises the Staff that based upon further review of paragraphs 17, 19 and 21 of SFAS 131, in the Company’s future filings, information about Asia, our operating segment that does not meet the quantitative thresholds in paragraph 18, and other business activities, such as data and analytics, will be combined and disclosed in an “all other” category.

Note 15. Commitments and Contingencies, page 96

3.                                      We have reviewed your response to our prior comment ten. Please ensure that future filings clarify that there are no contingencies for which you believe a material loss is reasonably possible.

The Company advises the staff that future filings will clarify whether there are contingencies for which we believe a material loss is reasonably possible.

*              *              *

In connection with these responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings, (ii) the Staff’s comments or changes to our disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments regarding this letter please contact me at (212) 968-2023 or Scott Pintoff, the Company’s General Counsel, at (212) 968-2954.

Sincerely,

/s/ James A. Peers
James A. Peers
Chief Financial Officer

cc:	Securities and Exchange Commission:
Tricia Armelin
Anne McConnell

Milbank, Tweed, Hadley and McCloy LLP
Albert A. Pisa, Esq.